Exhibit 21
Subsidiaries of Essex Rental Corp.

Name of Subsidiary	State of Incorporation/Organization	Names Under which Subsidiary Conducts Business
Essex Crane Rental Corp.	Delaware	Essex Crane Rental Corp.
Essex Holdings LLC	Delaware	Essex Holdings LLC